March 10, 2009

Ms. Lily Dang

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

VIA FAX TO (202) 772-9369

RE:	Barnwell Industries, Inc.

Form 10-K for Fiscal Year Ended September 30, 2008

Filed December 18, 2008

Form 10-Q for Fiscal Quarter Ended December 30, 2008

Filed February 13, 2009

Definitive Proxy Statement on Schedule 14A

Filed January 15, 2009

File No. 001-05103

Dear Ms. Dang,

Reference is made to your letter dated February 25, 2009 addressed to Mr. Russell M. Gifford in which you requested certain revisions be made by Barnwell Industries Inc. (“Barnwell” or the “Company”) to certain filings made with the Securities and Exchange Commission. Set forth below are the Company’s responses to your comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Business

Marketing of Oil and Natural Gas, page 14

STAFF COMMENT:

1.

We note your disclosure that your oil and natural gas segment derived 66% of its oil and natural gas revenues in fiscal 2008 from four individually significant customers. Given that your oil and gas revenues constituted over 75% of your total revenues for fiscal 2008, it would appear that your agreements with these customers would be material contracts. Please disclose the material terms of your agreements with these customers. In addition, please file any material agreements with these customers as exhibits to your filing or tell us why such agreements should not be considered material contracts. Refer to Item 601(b)(10) of Regulation S-K.

MANAGEMENT RESPONSE:

The Company’s contracts with its significant oil and natural gas marketers were entered into based on standard industry terms and in the ordinary course of business, particularly for small companies such as Barnwell. Therefore, the Company does not believe the aforementioned contracts meet the criteria of a material contract set forth in Item 601(b)(10) of Regulation S-K. The material terms of each of the agreements are discussed in detail below.

Shell Trading Canada – This contract is a purchase agreement for oil, condensate and/or natural gas liquids products and prices are based on posted reference prices and therefore fluctuate with the market. The Company is not obligated to deliver a set or minimum volume. The contract term is 30 days and renews on its own, but may be cancelled at anytime by either party with one month’s written notice. We believe other purchasers are readily available.

Mercuria Energy Canada Inc. – This contract is a purchase agreement for oil and condensate products and prices fluctuate monthly with the market. The Company is not obligated to deliver a set or minimum volume. The contract term is 30 days and renews on its own, but may be cancelled at anytime by either party with one month’s written notice. We believe other purchasers are readily available.

Glencoe Resources Ltd. – This contract is an agency agreement for gas and/or other hydrocarbon by-products and prices are based on the Canadian Gas Price Reporter’s Postings and therefore fluctuate with the market. The Company is not obligated to deliver a set or minimum volume. The contract term runs from November 1, 2008 to November 1, 2009 and renews on its own for a one year term, but may be cancelled before the beginning of a new term with at least 60 days written notice. We believe other purchasers are readily available.

ProGas Limited – This contract is a purchase contract for natural gas and prices are based on the ProGas Netback Pool Price and therefore fluctuate with the market. The Company’s volume obligation is any production from Dunvegan Gas Unit #1 less the concurrent delivery obligation to PanAlberta and the contract term runs until the earlier of: (a) buyer is no longer able to fulfill its obligations, (b) May 1, 2014, or (c) delivery of a specified cumulative amount of gas. We believe other purchasers are readily available.

These are not deemed material contracts as volumes are delivered on a best efforts basis and as such, there are no material fixed volume commitments and pricing is determined primarily by the spot market. Additionally, there are other marketers with whom the Company could contract with under similar terms in the ordinary course of business. However, if it is determined that the aforementioned agreements should be filed, we propose to file them as exhibits in our next Form 10-Q filing on or about May 15, 2009. Any future material agreements entered into with oil and natural gas marketers will be filed as exhibits in future filings.

Management’s Discussion and Analysis

Business Environment, page 46

Land Investment and Residential Real Estate Segments, page 46

STAFF COMMENT:

2.

We note your disclosure indicating that beginning in fiscal 2008, the weakened economy and softening real estate market caused sales to be lower than expected, also stating that “...future revenues from real estate sales will likely be lower than in recent years.” It appears you are discussing changes in the market for the homes you are building and of the business climate that could affect the value of these assets, conditions that would ordinarily require you to perform impairment testing of your properties, pursuant to the guidance in paragraph 8(a) and (c) of SFAS 144. Please clarify whether this testing has been completed and describe the results. Otherwise, explain your position on the applicability of this literature, given the circumstances you describe.

MANAGEMENT RESPONSE:

As noted in the “Investment in Land Interests” and “Residential Lots Under Development, Investment in Residential Parcels and Deposits on Residential Parcels” sections of the significant accounting policies in Note 2 in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, the Company reports land investment and residential real estate interests at the lower of the asset carrying value or fair value and evaluates for impairment whenever events or changes in circumstances indicate that the recorded investment balance may not be recoverable. As such, during the period ended September 30, 2008, management evaluated the realizability of its land investment and residential real estate interests in accordance with SFAS No. 144 and concluded that as of September 30, 2008 no impairment had occurred.

Financial Statements

Note 10 – Property and Equipment and Asset Retirement Obligation, page 90

STAFF COMMENT:

3.

We note your disclosure on page 70 stating that at September 30, 2008 and 2007, you had no investments in major oil and natural gas development projects that were not being depleted. Please clarify the extent of any costs associated with unproved properties that were not being depleted at these dates. If significant, additional disclosures would be required under Rule 4-10(c)(7)(ii) of Regulation S-X. These include the current status of properties for which costs are excluded from amortization, the anticipated timing of the inclusion of such costs in amortization, and a table indicating the nature of costs by category and identifying the periods in which the costs were incurred.

MANAGEMENT RESPONSE:

As of September 30, 2008 and 2007, all costs relating to the Company’s oil and natural gas properties were being depleted. There were no costs associated with unproved properties that were not being depleted. The Company will ensure this information is clearly stated in future filings.

Note 21 – Supplementary Oil and Natural Gas Information (Unaudited), page 108

STAFF COMMENT:

4.

We note your disclosure indicating that you are not providing certain information about your oil and gas producing activities because you qualify as a smaller reporting company. While we see that you have disclosed some of the information ordinarily required by SFAS 69 elsewhere in your filing, this does not appear to be complete. Given that you have significant oil and gas producing activities (as defined), the disclosures outlined in paragraphs 10 through 34 of SFAS 69 appear to be necessary to comply with paragraph 7 of that Standard. Similarly, the guidance in Note 2(c) to Rule 8-01 of Regulation S-X requires that you follow the accounting and reporting guidance in Rule 4-10. We may understand the reasons for your position, and invite you to contact us by telephone if you would like to discuss or if you require further clarification or guidance. Otherwise, we believe that you will need to provide the disclosures in an amendment to your filing and ask that you submit the disclosures you propose to comply with SFAS 69.

MANAGEMENT RESPONSE:

In preparing the Annual Report on Form 10-K for the fiscal year ended September 30, 2008, the Company followed the SEC’s guidance for smaller reporting companies set forth in Release Nos. 33-8876; 34-56994; and 39-2451. Under Item 302(b) of Regulation S-K, registrants engaged in oil and gas producing activities are required to present the information about oil and gas producing activities specified in paragraphs 9 through 34 of SFAS No. 69. However, Item 302(c) of Regulation S-K goes on to state that a registrant that qualifies as a smaller reporting company is not required to provide the information required by Item 302. As a smaller reporting company, Barnwell therefore did not provide the SFAS No. 69 disclosures.

Due to the significance of Barnwell’s oil and natural gas producing activities, the Company provided disclosure of, in all material respects, the items required to be disclosed under SFAS No. 69 elsewhere in the Form 10-K. For the disclosure of proved oil and natural gas reserve quantities, Barnwell disclosed the net quantities of its interests in proved and proved developed oil and natural gas reserves, as well as the changes in the net quantities of proved reserves of oil and natural gas during the year. For the disclosure of capitalized costs relating to oil and natural gas producing activities, Barnwell disclosed the total capitalized costs and aggregate related accumulated depreciation and depletion. For the disclosure of costs incurred in oil and natural gas property acquisition, exploration, and development activities, the Company disclosed the total oil and natural gas capital expenditures for fiscal 2008. For the disclosure of the results of operations for oil and natural gas producing activities, Barnwell disclosed the revenues, production costs, depreciation and depletion, and pre-tax results of operations. For the disclosure of a standardized measure of discounted future net cash flows relating to proved oil and natural gas reserve quantities, the Company disclosed the present value (discounted at 10%) of Barnwell’s estimated future net revenues from total proved oil, natural gas and natural gas liquids reserves.

Exhibits 31.1 and 31.2

STAFF COMMENT:

5.	Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular the following:

•	the certification should be titled only “Certifications”;
•	the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title; and
•	paragraph 4(d) should include the parenthetical language “(the registrant’s fourth fiscal quarter in the case of an annual report).”

MANAGEMENT RESPONSE:

The Company will change the certifications, which are filed as Exhibits 31.1 and 31.2, in future filings, so that the certifications will:

•	be titled only “Certifications”;
•	not include the certifying individual’s title at the beginning of the certification; and
•	include the parenthetical language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).

Engineering Comment

Reserves, page 11

STAFF COMMENT:

6.

We note that you disclose some information about proved producing reserves and total reserves. However, the guidance in paragraph 10 of SFAS 69 requires differentiation based on whether the properties are developed or undeveloped, rather than producing or non-producing. Please modify your disclosure as necessary to indicate the amount of your proved undeveloped oil, natural gas liquids and natural gas reserves, as estimated using the definitions set forth in Rule 4-10(a)(4) of Regulation S-X. Please also disclose the information that would be required for any material developed non-producing reserves, pursuant to the guidance in paragraph 16 of SFAS 69.

MANAGEMENT RESPONSE:

As of September 30, 2008 and 2007, all of the Company’s oil and natural gas properties were developed; there were no undeveloped reserves as of September 30, 2008 and 2007. In future filings, the Company will ensure this information is clearly stated. Barnwell does not believe that any additional information would be required to be disclosed pursuant to the guidance in paragraph 16 of SFAS No. 69 as approximately 70% of Barnwell’s proven developed nonproducing reserves are reserves that were waiting to be tied-in on the report date and were subsequently tied-in or are reserves that are attributable to formations in wells that are currently producing from other formations. The remaining portion of the proven developed nonproducing reserves, which are not material to total reserves, are attributable to wells which have proved reserves but are currently not tied-in as Barnwell has deferred the tie-in due to operational considerations such as waiting for other wells in the area to be completed. Our independent reserve report does deduct the current estimated tie costs in their evaluation. Also, Barnwell provides on page 13 of its Form 10-K a table disclosing producing versus nonproducing reserves by area which shows that there are no individually significant areas for which there is a material difference between producing versus nonproducing reserves.

Definitive Proxy Statement filed on Schedule 14A

General

STAFF COMMENT:

7.

Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

MANAGEMENT RESPONSE:

The Company will comply with comments 8 and 9 in future definitive proxy statements that it files. Proposed examples of the disclosures are set forth under comments 8 and 9 below.

Proposal No. 1 – Election of Directors, page 2

STAFF COMMENT:

8.

We note that Mr. Gardner’s biographical sketch merely states that he is an “[i]ndependent consultant and advisor”. We also note that Mr. Inglima’s biographical sketch states that he has been in “private practice since 1985”, but does not disclose the name of his employers for the past five years. Further, Mr. Inglima’s biographical sketch does not include any information regarding his employment after July 2006. Please expand your disclosure for Messrs. Gardner and Inglima to include the specific information required by Item 401(e) of Regulation S-K, including principal occupation and employment information, and the name and principal business of each such employer, for the past five years.

MANAGEMENT RESPONSE:

In future filings, the Company will expand its disclosures for Messrs. Gardner and Inglima to read as follows:

Disclosure regarding Murray C. Gardner, Ph.D., will read, “Independent Geothermal Resource Consultant and Investor, self-employed since 1995.”

Disclosure regarding Robert J. Inglima, Jr., will read, “Investor; Sole practitioner, Robert J. Inglima, Jr., Attorney-at-Law, since October 2002; Principal and Member, Cipolla Sziklay, LLC (certified public accountants and consultants) from April 2004 to July 2006; Attorney in private practice since 1985.”

Executive Compensation, page 5

Summary Compensation Table, page 6

STAFF COMMENT:

9.

We note your disclosure under footnote 2 regarding cash bonuses paid to your CEO and President under “the 2008 Pay for Performance Plan”. We further note your disclosure regarding the “maximum bonus grant” amounts and the reductions made by your compensation committee. Please expand your disclosure to describe the material terms of the Pay for Performance Plan and the criteria used to determine the bonus amounts awarded under the plan. Disclose how your compensation committee considered such criteria in determining cash bonuses awarded to your CEO and President for your fiscal year ended September 30, 2008. See Item 402(o)(5) of Regulation S-K.

MANAGEMENT RESPONSE:

In future filings, the Company will describe in greater detail the material terms of the Pay for Performance Plan and the criteria used to determine the bonus amounts awarded under the plan.

Had we disclosed the information in our Definitive Proxy Statement filed on February 13, 2009, the footnote to the Summary Compensation Table column entitled “Non-Equity Incentive Plan Compensation” would have been replaced by text placed just prior to the Summary Compensation Table and would have read as follows:

“In the following Summary Compensation Table, we reflect our CEO’s and our President’s annual performance bonuses in the “Non-Equity Incentive Plan Compensation” column, which represent cash payments made in December 2008 for our CEO’s and our President’s 2008 performance under the 2008 Pay for Performance Plan (the “Plan”). Performance measures and targeted goals for the Company’s 2008 fiscal year performance period were established by the Compensation Committee in December 2007 and the Committee designated the CEO and the President (who is also the Company’s COO) to be eligible to participate in the Plan for fiscal year 2008. The material terms of such performance measures and targeted goals are as follows:

The Committee determined that the sum of the following three components shall represent the maximum bonus that may be achieved under the Plan for fiscal 2008 by each of the CEO and the COO (the “2008 Maximum Bonus Amount”):

(a) an amount equal to 5% of the earnings before income taxes on a GAAP basis of the Company;

(b) (i) for an increase in earnings before income taxes on a GAAP basis of up to 100% over the prior fiscal year, 20% of the amount of such increase; or (ii) for an increase in earnings before income taxes on a GAAP basis above 100% over the prior fiscal year, 20% of the first 100% of such increase as calculated above, and 10% of the remaining amount of such increase; and

(c) for an increase in the Company’s market capitalization of up to 10%, (determined by comparing the closing price of the Common Stock on December 3, 2007 and December 2, 2008), 10% of the amount of such increase.

The 2008 Maximum Bonus Amount for each participant shall in no case exceed 150% of such participant’s base salary. Additionally, a decrease in earnings before income taxes or market capitalization will not decrease the amounts of each of the other respective components of the 2008 Maximum Bonus Amount. The Committee, in its sole discretion, reserves the right to eliminate or reduce the 2008 Maximum Bonus Amount payable to the CEO and/or to the COO pursuant to the bonus formula described above.

The Compensation Committee determined that pursuant to the adopted performance measures and targeted goals, the maximum bonus grant which could have been payable as calculated under the Plan was $1,162,500 as to our CEO and $975,000 as to our President. The Compensation Committee reviewed the performance of our CEO and President during fiscal 2008, analyzed the Company’s results for the year, reviewed the overall performance of management for the fiscal year, reviewed with management various factors the Committee takes into account in setting compensation, including individual and corporate, financial and non-financial performance, the creation of value for our stockholders, the long term commitment and contributions of management to the Company, including the ownership by management of approximately 24% of the Company’s outstanding stock as disclosed in the Security Ownership of Certain Beneficial Owners and Management Table, and that there would be no salary increases for the executive officers for 2009. The Committee determined that despite management’s and the Company’s strong 2008 performance, it was appropriate to reduce the respective annual performance bonus amounts to be paid from the maximum which could have been payable to the amounts shown herein, in view of the deteriorating economic conditions the country is currently experiencing.”

In connection with the above, Barnwell Industries, Inc. hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at 808-531-8400. Based on our responses, the Company does not believe it should be necessary to make any amendments to our Form 10-K for the fiscal year ended September 30, 2008, but can incorporate our responses in future filings. Accordingly, we appropriately request that we not be required to file any amendments.

Very truly yours,

/s/ Russell M. Gifford

Russell M. Gifford

Executive Vice President,

Chief Financial Officer,

Treasurer and Secretary

cc:	Martin H. Neidell, Stroock & Stroock & Lavan LLP

Nancy C. Rose, KPMG LLP